March 11, 2020

Brian Moon
Chief Financial Officer
GL Brands, Inc.
3939 Beltline Road, Suite 350
Addison, Texas 75001

       Re: GL Brands, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed November 14, 2019
           Form 10-Q for Fiscal Quarter Ended September 30, 2019
           Filed January 31, 2020
           Form 8-K Filed June 4, 2019
           File No. 000-55687
           Response Dated March 6, 2020

Dear Mr. Moon:

       We have reviewed your March 6, 2020 response to our comment letter and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 26, 2020 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2019

Item 4. Controls and Procedures, page 27

1. We note your response to comment 2. When a conclusion is reached that disclosure controls and procedures are ineffective for an interim period, disclosure should be provided for the facts and circumstances that lead to the ineffective conclusion to allow investors to better understand the current control environment. It is unknown whether the same deficiencies identified in the Form 10-K remain the same in the interim period, especially if any new deficiencies have been identified during the period. In this regard,
 Brian Moon
GL Brands, Inc.
March 11, 2020
Page 2
         we note that you did not file the Article 8-04 of Regulation S-X financial statements and
         Article 8-05 of Regulation S-X pro forma financial information for ECS Labs when required. Please confirm to us that you will provide the disclosure when an ineffective conclusion is reached.
      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBrian Moon                                  Sincerely,
Comapany NameGL Brands, Inc.
                                                              Division of
Corporation Finance
March 11, 2020 Page 2                                         Office of Life
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FirstName LastName